UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VISHAY INTERTECHNOLOGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928298108
(CUSIP Number)

Ruta Zandman
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928298108	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
Ruta Zandman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

3,445,904 (1)
		8	SHARED VOTING POWER

8,000,100 (2)
		9	SOLE DISPOSITIVE POWER

1,043,355 (3)
		10	SHARED DISPOSITIVE POWER

8,000,100 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,446,004 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 928298108	13D	Page 3 of 17 Pages

(1) Includes 1,159 shares of common stock, par value $0.10 per share (“Common Stock”) of Vishay Intertechnology, Inc. (“Company”) held directly by Mrs. Zandman; 193,459 shares of Common Stock, 232,003 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report and 616,734 shares of Common Stock issuable upon conversion of an equal number of shares of the Company’s Class B Common Stock, par value $0.10 per share (“Class B Common Stock”), in each case held by the estate of Dr. Felix Zandman, with respect to which Mrs. Ruta Zandman is the nominated executrix; and 2,402,549 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to a Voting Agreement (as defined below) pursuant to which Mrs. Zandman, as the Voting Representative (as defined and discussed in Item 6 below), may direct the voting of such shares, to the extent that, and in the same manner as, a majority of shares of Class B Common Stock held by Mrs. Zandman, Dr. Zandman’s estate, and their respective “permitted transferees” (as such term is defined in the Company’s amended and restated certificate of incorporation) are voted on such matter. Such majority currently is held of record by the Felix Zandman Grantor Retained Annuity Trust u/a November 11, 2010 (the “2010 GRAT”), of which Mrs. Zandman and the other Reporting Persons identified in this report are co-trustees and over which they share voting and dispositive power.

(2) Includes 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held in the 2010 GRAT, of which Mrs. Zandman is a co-trustee and over which she shares voting and dispositive power.

(3) Includes 1,159 shares of Common Stock held directly by Mrs. Zandman; and 193,459 shares of Common Stock, 232,003 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report and 616,734 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, in each case held by the estate of Dr. Felix Zandman, with respect to which Mrs. Ruta Zandman is the nominated executrix.

(4) Based on 143,709,508 shares of Common Stock and 13,452,549 shares of Class B Common Stock outstanding as of July 29, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2011. The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share. Accordingly, while the shares of Common Stock beneficially owned by Mrs. Zandman assuming conversion of all Class B Common Stock beneficially owned by Mrs. Zandman amount to 7.4% of the outstanding Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide Mrs. Zandman with sole or shared voting power over 39.8% of the Common Stock.

CUSIP No. 928298108	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
Marc Zandman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

28,536 (1)
		8	SHARED VOTING POWER

8,000,100 (2)
		9	SOLE DISPOSITIVE POWER

28,536 (1)
		10	SHARED DISPOSITIVE POWER

8,000,100 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,028,636 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 928298108	13D	Page 5 of 17 Pages

(1) Includes 8,623 shares of Common Stock, 1,500 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock, and 18,413 shares of Common Stock that Mr. Zandman has the right to purchase upon the exercise of options that are exercisable within 60 days of the date of this report.

(2) Includes 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held in the 2010 GRAT, of which Mr. Zandman is a co-trustee and over which he shares voting and dispositive power.

(3) Based on 143,709,508 shares of Common Stock and 13,452,549 shares of Class B Common Stock outstanding as of July 29, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2011. The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share. Accordingly, while the shares of Common Stock beneficially owned by Mr. Zandman assuming conversion of all Class B Common Stock beneficially owned by Mr. Zandman amount to 5.3% of the outstanding Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Mr. Zandman currently provide Mr. Zandman with sole or shared voting power over 28.8% of the Common Stock.

CUSIP No. 928298108	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
Ziv Shoshani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

3,251
		8	SHARED VOTING POWER

8,000,100 (1)
		9	SOLE DISPOSITIVE POWER

3,251
		10	SHARED DISPOSITIVE POWER

8,000,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,003,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 928298108	13D	Page 7 of 17 Pages

(1) Includes 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held in the 2010 GRAT, of which Mr. Shoshani is a co-trustee and over which he shares voting and dispositive power.

(2) Based on 143,709,508 shares of Common Stock and 13,452,549 shares of Class B Common Stock outstanding as of July 29, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2011. The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share. Accordingly, while the shares of Common Stock beneficially owned by Mr. Shoshani assuming conversion of all Class B Common Stock beneficially owned by Mr. Shoshani amount to 5.3% of the outstanding Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Mr. Shoshani currently provide Mr. Shoshani with sole or shared voting power over 28.8% of the Common Stock.

CUSIP No. 928298108	13D	Page 8 of 17 Pages

Item 1. Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of the Company. The principal executive offices of the Company are located at 63 Lancaster Avenue, Malvern, Pennsylvania 19355.

Item 2. Identity and Background.

(a) - (c)	This statement on Schedule 13D is being filed by (A) Mrs. Ruta Zandman, individually and as (i) the nominated executrix of the estate of Dr. Felix Zandman; (ii) co-trustee of the 2010 GRAT; (iii) co-trustee of the Dr. Felix Zandman Family Trust u/a 1/14/11 (the “2011 Trust”); and (iv) the Voting Representative under the Voting Agreement; (B) Mr. Marc Zandman, individually and as (i) co-trustee of the 2010 GRAT and (ii) co-trustee of the 2011 Trust; and (C) Mr. Ziv Shoshani, individually and as (i) co-trustee of the 2010 GRAT and (ii) co-trustee of the 2011 Trust (collectively, the “Reporting Persons”). Upon termination of Dr. Felix Zandman’s estate, the 2011 Trust will be the repository of shares of Common Stock and Class B Common Stock currently held by the estate.

Mrs. Zandman serves as a director of the Company. Mr. Zandman serves as the Executive Chairman of the Board of Directors of Vishay and as its Chief Business Development Officer, as well as the Chairman of the Board of Directors of Vishay Precision Group, Inc. (“VPG”). Mr. Shoshani serves as the Chief Executive Officer of VPG, in addition to serving on the Boards of Directors of Vishay and VPG. The business address of the Reporting Persons and of the Company is set forth in Item 1 and incorporated by reference herein.

(d) and (e)	During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mrs. Zandman and Mr. Zandman are each citizens of the United States of America. Mr. Shoshani is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons obtained certain of their shares of Common Stock and Class B Common Stock as a result of the death of Dr. Felix Zandman, who was Mrs. Zandman’s husband, Mr. Zandman’s father and Mr. Shoshani’s uncle. Following Dr. Zandman’s death, Mrs. Zandman was nominated to serve as the executrix of his estate and serves as the Voting Representative under the Voting Agreement. In addition, upon Dr. Zandman’s death, each of the Reporting Persons was appointed co-trustee of the 2010 GRAT and the 2011 Trust (which will be the repository of shares of Common Stock and Class B Common Stock currently held by the estate of Dr. Felix Zandman).

     In addition, the Reporting Persons obtained a portion of their shares of Common Stock as compensation from the Company for their service as a member of the Company’s Board of Directors and/or an executive officer of the Company, as applicable.

Item 4. Purpose of Transaction.

     The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Company’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; converting shares of Class B Common Stock to Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 928298108	13D	Page 9 of 17 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b) The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are (i) based upon 143,709,508 shares of Common Stock and 13,452,549 shares of Class B Common Stock outstanding, (ii) assume the exercise of all options to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person, and (iii) assume the conversion into Common Stock of all of the shares of Class B Common Stock beneficially owned by such Reporting Person.

     Mrs. Zandman may be deemed to beneficially own an aggregate of 11,446,004 shares of Common Stock as a result of her beneficial ownership of (i) 194,618 shares of Common Stock; (ii) 232,003 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report; and (iii) 11,019,383 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate number represents approximately 7.4% of the total shares of the Company’s Common Stock currently outstanding. The Class B Common Stock is entitled to 10 votes per share. The shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide her with sole or shared voting power over 39.8% of the Common Stock.

     Mrs. Zandman may be deemed to have the sole power to vote or direct the vote of 3,445,904 shares of Common Stock, comprised of (i) 1,159 shares of Common Stock held directly by Mrs. Zandman, (ii) 193,459 shares of Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix, (iii) 232,003 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix, (iv) 616,734 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix, and (v) 2,402,549 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to the Voting Agreement.

     Mrs. Zandman may be deemed to have the shared power to vote or direct the vote of 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the 2010 GRAT, with respect to which Mrs. Zandman is a co-trustee.

     Mrs. Zandman may be deemed to have the sole power to dispose or direct the disposition of 1,043,355 shares of Common Stock, comprised of (i) 1,159 shares of Common Stock held directly by Mrs. Zandman, (ii) 193,459 shares of Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix, (iii) 232,003 shares of Common Stock that may be purchased upon the exercise of options that are exercisable within 60 days of the date of this report by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix, and (iv) 616,734 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the nominated executrix. Mrs. Zandman does not have sole or shared dispositive power over the shares that are subject to the Voting Agreement.

     Mrs. Zandman may be deemed to have the shared power to dispose or direct the disposition of 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the 2010 GRAT, with respect to which she is a co-trustee.

     Mr. Zandman may be deemed to beneficially own an aggregate of 8,028,636 shares of Common Stock as a result of his beneficial ownership of (i) 8,623 shares of Common Stock; (ii) 8,001,600 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock; and (iii) 18,413 shares of Common Stock that Mr. Zandman has the right to purchase upon the exercise of options that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 5.3% of the total shares of the Company’s Common Stock currently outstanding, but the Common Stock and Class B Common Stock beneficially owned by Mr. Zandman currently provide him with sole or shared voting power over 28.8% of the Common Stock.

CUSIP No. 928298108	13D	Page 10 of 17 Pages

     Mr. Zandman may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 28,536 shares of Common Stock, comprised of (i) 8,623 shares of Common Stock; (ii) 1,500 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock; and (iii) 18,413 shares of Common Stock that Mr. Zandman has the right purchase upon the exercise of options that are exercisable within 60 days of the date of this report.

     Mr. Zandman may be deemed to have the shared power to vote or direct the vote, and dispose or direct the disposition, of 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the 2010 GRAT, with respect to which he is a co-trustee.

     Mr. Shoshani may be deemed to beneficially own an aggregate of 8,003,351 shares of Common Stock as a result of his beneficial ownership of (i) 3,251 shares of Common Stock and (ii) 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate number represents approximately 5.3% of the total shares of the Company’s Common Stock currently outstanding, but the Common Stock and Class B Common Stock beneficially owned by Mr. Shoshani currently provide him with sole or shared voting power over 28.8% of the Common Stock.

     Mr. Shoshani may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 3,251 shares of Common Stock.

     Mr. Shoshani may be deemed to have the shared power to vote or direct the vote, and dispose or direct the disposition, of 8,000,100 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the 2010 GRAT, with respect to which he is a co-trustee.

(c)	See Item 3 above, which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 29, 2010, Mrs. Zandman and certain existing Class B stockholders (the “Existing Stockholders”) of the Company entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Existing Stockholders (who are not affiliated with any Reporting Person or the Company) are required to vote their shares of Class B Common Stock (the “Subject Shares”) at the direction of a representative whose identity is determined pursuant to the Voting Agreement (the “Voting Representative”). The Voting Representative is currently Mrs. Zandman; in the event of her inability to serve, Mr. Zandman will become the Voting Representative. As the Voting Representative, Mrs. Zandman may direct the voting of the Subject Shares with respect to a particular matter only to the extent that, and in the same manner as, a majority of Class B Common Stock shares held by Mrs. Zandman, Dr. Zandman’s estate, and their respective “permitted transferees” (as such term is defined in the Company’s amended and restated certificate of incorporation) (such shares, the “Zandman Shares”) are voted on such matter. The Reporting Persons currently share voting control over a majority of the Zandman Shares.

     In addition, and subject to certain limitations, the Existing Stockholders further granted a right of first refusal to Mrs. Zandman, in her capacity as the Voting Representative, to acquire Subject Shares held by the Existing Stockholders before such stockholders dispose of such Subject Shares in open market transactions. The Voting Agreement will remain in effect, with respect to each Subject Share, until the earlier of (i) the date of transfer of such Subject Share, pursuant to which the Subject Share will be converted into a share of Common Stock, and (ii) the date on which less than 25% of the Zandman Shares are owned by Dr. Zandman’s estate, Mrs. Zandman and their respective “permitted transferees.”

Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description
1	Joint Filing Agreement, dated August 30, 2011, by and among the Reporting Persons.

2	Voting Agreement, dated December 29, 2010, by and among Mrs. Ruta Zandman and the signatories thereto.

CUSIP No. 928298108	13D	Page 11 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2011	/s/ Ruta Zandman
Ruta Zandman

/s/ Marc Zandman
Marc Zandman

/s/ Ziv Shoshani
Ziv Shoshani